Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

Third Quarter 2022 Investor Presentation November 8, 2022

Safe harbor This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning, business strategy and plans, potential contract opportunities, planned products and services, growth opportunities, market demand and technological developments. These forward-looking statements are based on information available to us as of the date of this presentation and are based on our management’s current views and assumptions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: the impact on our operations and financial condition from the effects of the current COVID-19 pandemic both on Velodyne’s business and those of its customers and suppliers; supply chain issues in the semiconductor market; Velodyne’s ability to execute its business plan; the timing of revenue from existing customers, including uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties related to Velodyne Lidar’s estimates of the size of the markets for its products and future revenue opportunities, including projects that are not yet signed or awarded; charges related to the vesting of the Amazon Warrant; the rate and degree of market acceptance of Velodyne Lidar’s products in a variety of industries; the success of other competing lidar and sensor-related products and services that exist or may become available; rising costs adversely affecting Velodyne’s profitability; uncertainties related to Velodyne Lidar’s current litigation and potential litigation involving Velodyne Lidar or the validity or enforceability of Velodyne Lidar’s intellectual property; Velodyne Lidar’s ability to partner with and rely on third party manufacturers; general economic and market conditions impacting demand for Velodyne Lidar’s products and services; and changes in applicable laws or regulations. Given these factors, as well as other variables that may affect Velodyne Lidar’s operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, or use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release relate only to events as of the date hereof. Velodyne Lidar undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. This presentation includes information concerning economic conditions, our industry, our markets and our competitive position that is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from publicly available information released by third party sources, as well as data from its internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. The independent industry publications used in this presentation were not prepared on our behalf. While we are not aware of any misstatements regarding any information in this presentation, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors. In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe the non‑GAAP measures of non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP operating expenses, non‑GAAP operating loss, non-GAAP net loss, non‑GAAP net loss per share, and Adjusted EBITDA are useful in evaluating our operating performance. Certain of these non-GAAP measures exclude stock-based compensation and related employer payroll taxes, litigation settlements, amortization of acquisition-related intangibles assets, restructuring, and discrete tax items. We believe that non‑GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non‑GAAP information to supplement their GAAP results. The non‑GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly‑titled non‑GAAP measures used by other companies. Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures are used in this press release. The impact of these items in future periods is uncertain and depends on various factors. Accordingly, a reconciliation for forward-looking non-GAAP operating income is not available without unreasonable effort. The financial results contained herein as of September 30, 2022 and for the three months ended September 30, 2022 and September 30, 2021 are unaudited. These numbers are derived from our unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year.

VISION: Science in service of safety MISSION: Creating smart technology for a world in motion STRATEGY: Deliver high-volume hardware and software solutions to help our customers solve their system-level problems and enable their success Who we are

MARKET LEADER 450+ customers 75,000+ total sensors shipped to date 25+ industries/verticals $6.4B1 opportunity across industrials & robotics, intelligent infrastructure and automotive by 2027 22%+ CAGR1 expected across all verticals by 2027 1Source: LiDAR for Automotive and Industrial Applications report, Yole Développement (Yole), 2022 Investment highlights MASSIVE OPPORTUNITY

Q3 business updates

$9.6M in Q3FY22 revenue[1]

$12.5M in Q3FY22 billings[1]

84 / 289 granted / pending patents

HIGHLIGHTS

- Announced proposed Merger of Equals with Ouster
- Operating expense reduced by 16% (vs. Q2FY22)
- Acquired software company Bluecity to expand portfolio of artificial intelligence (AI) solutions
- Signed multi-year sales agreements:
  - Stanley Robotics: Puck and Velarray M1600 lidar sensors for automated valet parking solution
  - Yamaha Motor: Puck sensors for eve autonomy's autonomous goods transport service
  - Visimind: new agreement with longtime partner to provide Puck and Ultra Puck sensors for multiple mapping applications

[1] *See "Financial definitions" slide 15*

Velodyne Lidar

Broad portfolio leads the way as lidar improves lives and makes communities safer

~$6.4 BILLION

TOTAL ADDRESSABLE MARKET BY 2027

~$2.6B
INDUSTRIAL & ROBOTICS
MANUFACTURING | WIND
TOPOGRAPHY | LOGISTICS

~$1.1B
SMART INFRASTRUCTURE

~$2.7B
AUTOMOTIVE
ADAS | ROBOTIC CARS

Source: LiDAR for Automotive and Industrial Applications report, Yole Développement (Yole), 2022

6 | VELODYNELIDAR.COM

Velodyne Lidar

Focusing on capturing early autonomous markets first CAGR Source: LiDAR for Automotive and Industrial Applications report, Yole Développement (Yole), 2022 $1B $2B $3B $4B $5B $6B +22% INDUSTRIAL & ROBOTICS SMART INFRASTRUCTURE AUTOMOTIVE (AV/ADAS) 2022 2023 2024 2025 2026 2027

Delivering full-stack, intelligent vision solutions while accelerating the path to profitable revenue growth OUR FOUR PILLARS Sell existing products into early autonomous markets Develop low-cost sensor platform to drive mass adoption in price sensitive markets Expand software to enable complete AI-powered vision solutions Lead the industry in high-volume manufacturing 1 2 3 4

Broad product portfolio with integrated hardware + software solutions Tireless innovation to develop high performance sensors at a price point to accelerate mass adoption VelabitTM Surround view rotational Solid state directional Software solutions VelarrayTM M1600 HDL-32E PuckTM Series Ultra PuckTM Alpha PrimeTM Embedded signal processing software Proprietary calibration and manufacturing Micro lidar array (MLA) technology Custom ASICs KEY TECHNOLOGIES

Competitive moats Superior customer retention: reliability, quality and high cost of switching Automated manufacturing techniques deployed at high-quality manufacturing partners to drive down costs Technology, products and manufacturing methods protected by comprehensive global patent portfolio One stop source for all machine vision needs across broad end-market applications Public currency and well-capitalized balance sheet for selective acquisitions

Expand software to deliver complete autonomous vision solutions Markets Vella Sensors Smart infrastructure Automotive Industrial & robotics Ground truthing/ map annotation 3D perception software to translate lidar data into actionable information Seamless plug-and-play with all VLDR sensors Application-specific dashboards for easy analytics and business insights Instant cloud access to a robust set of services for quick solution deployment Fast track customer time to market Single lidar sensor Multiple lidar sensors External sensors, such as IMU, cameras, other lidar sensors

Leading the industry in operational and manufacturing excellence Technology miniaturization Proprietary manufacturing IP Overseas manufacturing and production Micro lidar arrays and custom ASICs enable mass production at lower unit cost Automated wafer-scale lidar manufacturing processes Outsourcing manufacturing to low-cost provider in Thailand Partnerships add capacity and opportunity for higher margins on higher volumes

Third Quarter 2022 Financial summary

Financial highlights See “Financial definitions” slide 15 Excludes $2.8 million non-cash contra revenue impact Consists of product, license and services revenue; non-cash contra revenue relates to the Amazon warrant $9.6M revenue in Q3FY22 $12M–$14M3 revenue guidance for Q4FY22 $13M–$15M billings1 guidance for Q4FY22 $12.5M2 billings1 in Q3FY22

Financial definitions In addition to our results determined in accordance with generally accepted accounting principles in the United States (GAAP), we believe the non‑GAAP measures of non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP operating expenses, non‑GAAP operating loss, non-GAAP net loss, and non‑GAAP net loss per share are useful in evaluating our operating performance.  Certain of these non-GAAP measures exclude a discontinued product line, stock-based compensation and related employer payroll taxes, litigation settlements and amortization of acquisition-related intangibles assets. We believe that non‑GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non‑GAAP information to supplement their GAAP results. The non‑GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly‑titled non‑GAAP measures used by other companies. Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures are used in this press release. In addition, beginning in the second quarter of 2022, the accounting includes the warrants associated with the Amazon agreement that was announced on February 4, 2022. The primary impact for the accounting of the Amazon warrants is that reported revenues will diverge from cash flow. Billings represents the dollar value of products and services provided during the current period and invoiced to the customer. Billings does not include the effect of the contra revenue associated with the Amazon warrants.     .

Proposed Merger Between Velodyne and Ouster (NYSE: OUST) Forward Looking Statements                                                                                                                                                                                                                                                                                                                         This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding Ouster’s financial outlook and market positioning,  future customer orders and shipments, near and long-term revenue opportunities, market share trends, future products, commercial path, potential opportunities, customer traction, winning OEM programs, and the Company’s business outlook including 2022 guidance and trajectory and all other forward looking statements also  referenced in Ouster’s earnings release. Forward-looking statements give Ouster’s current expectations and projections relating to its financial condition, competitive position, financial position, future results of operations, plans, objectives, future performance and growth, potential revenue opportunity from Strategic Customer Agreements, including the potential for doubling contracted revenue opportunity in 2022, future orders, [ability to recognize the benefits of cost-savings initiatives], total addressable market, and business. Any statements regarding the doubling of the Company’s contracted revenue opportunity do not speak to expectations for any periods beyond 2022. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim”, “anticipate”, “estimate”, “expect”, “project”, “plan”, “forecast”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely”, “guidance”, “continue”, “could”, “would”, “potentially”, “preliminary” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: Ouster’s limited operating history and history of losses; the negotiating power and product standards of its customers; fluctuations in its operating results; supply chain constraints and challenges; cancellation or postponement of contracts or unsuccessful implementations; the adoption of its products and the growth of the lidar market generally; its ability to grow its sales and marketing organization; substantial research and development costs needed to develop and commercialize new products; the competitive environment in which it operates; selection of its products for inclusion in target markets; its future capital needs and ability to secure additional capital on favorable terms or at all; its ability to use tax attributes; its dependence on key third party suppliers, in particular Benchmark Electronics, Inc., and manufacturers; its ability to maintain inventory and the risk of inventory write-downs; inaccurate forecasts of market growth; its ability to manage growth; the creditworthiness of its customers; risks related to acquisitions; risks related to international operations; risks of product delivery problems or defects; costs associated with product warranties; its ability to maintain competitive average selling prices or high sales volumes or reduce product costs; conditions in its customers industries; its ability to recruit and retain key personnel; its use of professional employer organizations; its ability to adequately protect and enforce its intellectual property rights; its ability to effectively respond to evolving regulations and standards; risks related to operating as a public company; risks related to the COVID-19 pandemic; risks related to certain of its warrants being accounted for as liabilities;  and other important factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 and in other reports the Company files with or furnishes to the SEC. Any such forward-looking statements represent management’s estimates and beliefs as of the date of this presentation. While Ouster may elect to update such forward-looking statements at some point in the future, other than as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. Use of Estimates Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which Ouster operates is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company’s experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which Ouster operates and its future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above and in our filings with the SEC. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Trademarks and Copyrights     This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Any use of them does not imply affiliation or endorsement, and may be for educational purposes. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Ouster will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Patents 304+ granted & pending Sensors Shipped ~16,000 Countries Served 50+ Technology Affordable, performant digital lidar Patents 360+ granted & pending  Sensors Shipped 75,000+ Countries Served 50+ Technology High performance lidar and full-stack perception solutions

Leadership & Governance Ted Tewksbury, Executive Chairman of the Board Angus Pacala, CEO Full executive team and Board to be announced at closing Consideration All-stock transaction Pro-forma Combined Ownership 50% Ouster and 50% Velodyne Transaction Terms Exchange ratio is 0.8204 shares of Ouster for each share of Velodyne Anticipated Close Expected to close in the first half of 2023 Certain Conditions Subject to customary closing conditions, including certain shareholder approvals 7 Proposed merger transaction summary

Accelerate lidar adoption Proposed Merger of Equals expected to: Complementary customers, partners, distribution channels Reduced product costs Operational synergies to drive efficient cost-structure Extend cash runway and drive path to profitability Strengthen financial position 4